Mail Stop 4561
      February 9, 2006

George Lichter
Chief Executive Officer
InfoSearch Media, Inc.
4086 Del Rey Avenue
Marina Del Rey, CA 90292

Re:	InfoSearch Media, Inc.
      Amendment No. 1 to Form SB-2
      Filed on January 30, 2006
      File No. 333-126654

Dear Mr. Lichter:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please ensure that your next amendment filed on EDGAR is marked to show changes. Refer to Rule 472 under the Securities Act of 1933 and
Item 310 of Regulation S-T.
2. We note the supporting documentation you provided in response to comments 4, 7, 32, 33, 44, 46 and 48 was unmarked. Please provide us with supporting documentation for these comments that is clearly marked to indicate the exact location within the document of the information that you believe is supportive of your assertions.


3. We note your response to prior comment 2, however, your prospectus continues to use the term "Company." We note, for example, disclosure on pages 1, 2, and 4. Since this term is vague and abstract, please revise to use your actual company name or a shortened version of it throughout your document.
4. We note your response to comment 3. Please provide us with a more detailed explanation as to why the information in your press release did not have the effect of conditioning the market for your offering.
In addition, we note similar statements in your press release dated
January 31, 2006. If you are relying on the exemption provided for in Securities Act Rule 168 for certain communications of regularly released factual information and forward-looking information, please provide us with an analysis of why this reliance is appropriate.
5. We note your response to prior comment 6; however, your prospectus still contains a number of technical terms that may not be clear to someone who is not familiar with your business or your industry. We note the following examples:
* high-quality content-based solutions
* organic search marketing initiatives
* third party co-location providers
* multiple clicking scripts
* zeroframes
* iframes
Please revise your prospectus to eliminate or substantially limit your use of industry jargon and technical terms. Instead, describe your business in clear, plain language.

6. We reissue comment 8. The disclosure on page 1 continues to state that you have not independently verified statistical data and that you do not make any representation as to the accuracy of the information. Please omit this disclaimer as previously requested.

Facing Page
7. We note your response to comment 10; however, the amendment does not reflect that you have checked the Rule 415 box on the facing page of your registration statement. Please revise as previously requested.






Plan of Operation, page 20
8. Please revise the disclosure at the top of page 21 to note the percentage of your revenues made up of ContentLogic, Article Insider and other marketing products.
ContentLogic, page 20
9. We note your response to comment 32. Please revise to note that it is your belief that you provide your clients with "high-quality content."

Revenues, page 21
10. You state that revenues have increased from $2,295,049 for the nine months ended September 30, 2004 to $6,496,249 for the nine months ended September 30, 2005. Please note that starting from your revenues for the nine months ended September 30, 2004 and adding your stated increases in the ContentLogic, ArticleInsider and other marketing products revenues for the nine months ended September 30,
2005 does not equal your revenues for the nine months ended
September
30, 2005 ($2,295,049 + $1,846,518 + $1,846,518 +$243,593 =
$6,231,678).  Please revise or advise as necessary.

Cost of Revenues and Gross Profit, page 21
11. We reissue comment 35 in part. You state that the increase in the gross profit and the gross margin is attributed, in part, to lower overall costs incurred as the result of affiliate traffic. Please revise to describe in more detail how you lowered costs as a result of affiliate traffic. Also, please separately quantify the increase in gross profit and gross margin attributed to affiliate traffic. Currently, you do not provide a comparison of the cost as a result of affiliate traffic for the nine months ending 2004 as compared to the nine months ending 2005.

Liquidity and Capital Resources, page 23
12. We note your response to prior comment 40. The revised disclosure states that you expect proceeds from "this financing," in addition to funds generated from operations, to be sufficient to fund operations for the next 12 months. Please revise to clarify the reference to "this financing," considering that this is a resale registration statement and you will receive no proceeds unless the warrants are exercised with cash.





Selling Shareholders, page 44
13. We reissue comment 58 in part. For your selling shareholders that are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Please ensure that your analysis addresses the following points:
* how long the selling shareholders have held the securities,
* the circumstances under which the selling shareholders received the securities,
* the selling shareholders` relationship to the issuer,
* the amount of securities involved,
* whether the sellers are in the business of underwriting securities, and
* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Item 26.  Recent Sales of Unregistered Securities, page II-2
14. We reissue comment 64. On page 41, we note that as of December
31, 2005, 2,937,169 shares were issued and outstanding in connection with your 2004 Stock Option Plan. Please revise this section to describe the issuances of your options under the 2004 Option Plan. Include all of the applicable disclosure required by Item 701 of Regulation S-B.

Item 28. Undertakings, page II-4
15. We reissue comment 69. Please update your undertakings in accordance with the amendments to Item 512 of Regulation S-B that became effective as of December 1, 2005.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.



      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jamie Webster, Accountant, at (202) 551-3446 or
Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-
3856 or the undersigned at (202) 551-3780 with any other questions.



      Sincerely,



      Karen J. Garnett
      Assistant Director



cc:	Christopher Dillon, Esq. (via facsimile)

George Lichter
InfoSearch  Media, Inc.
February 9, 2006
Page 1